Exhibit 99.2

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province”) will be held at The National Club, 303 Bay Street, Toronto, Ontario, Canada M5H 2R1 on Wednesday, September 12, 2007 at 9:00 am (Toronto time) for the following purposes:

(1)           For the Shareholders to consider the following:

(a)	To receive and consider the consolidated audited financial statements of Mountain Province for the fiscal year ended March 31, 2007, together with the report of the auditors thereon;

(b)	To elect directors of Mountain Province; and;

(c)	To re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration.

This Notice is accompanied by a form of Proxy, the Circular, the audited consolidated financial statements of Mountain Province for the year-ended March 31, 2007, and a supplemental mailing list form.

The Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Trust Corporation of Canada so that as large a representation as possible may be had at the meeting.

DATED as of August 2, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Patrick Evans"
Patrick Evans
President and Chief Executive Officer